UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  October 04, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - OCTOBER 4, 2007

       AMERA REPORTS HIGH-GRADE GOLD AND COPPER RESULTS FROM COCHA PROJECT

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to report results from 41 additional rock samples collected on the East Cocha Gold-Copper-Silver Zone, the first gold mineralized zone to be identified on the 7,060 hectare Cocha property. The high gold values combined with reconnaissance geologic mapping outline a bonanza gold target over widths up to 2m that intermittently outcrops over 600m of strike length and potentially extends up to 2km. A Phase II drill program and additional surface exploration is expected to commence shortly.

A total 41 rock samples including grab samples and chip channel samples ranging from 0.1 to 4.0m were collected from the East Zone where previous assays of up to 6.97 g/t gold, 53.4 g/t silver and 3.1% copper over 0.7m were reported. Results range from <0.05 g/t to 22.40 g/t gold, <0.2 to 329 g/t silver and 40 ppm to 66,800 ppm Cu (6.68%). A summary of significant results is provided in Table 1 and plotted on Figure 1.

Highlights from length-weighted averaged results include:

     o   22.00 G/T GOLD, 16.2 G/T SILVER AND 3.68% COPPER OVER 0.6M

     o   4.58 G/T GOLD, 8.2 G/T SILVER AND 2.30% COPPER OVER 1.2M

     o   8.56 G/T GOLD, 95.7 G/T SILVER AND 3.57% COPPER OVER 1.0M

     o   3.13 G/T GOLD, 60.0 G/T SILVER AND 2.70% COPPER OVER 1.9M

The East Cocha Zone discovery resulted from Amera's reconnaissance exploration program across its large Cocha claim block. Work to date has identified four main mineralized zones. Drilling along the Discovery Outcrop Trend at the Central Cocha Target in 2006 intersected 30.23M GRADING 2.67% COPPER AND 24.1 G/T SILVER in diamond drill hole COCHA-06-03 (see October 17, 2006 News Release).

                                TECHNICAL SUMMARY

The East Cocha gold-silver-copper target is located 4.5km southeast of Central Cocha. Numerous old workings exist in the area and are believed to date back to the 1960s. The area is underlain by red sandstones and volcaniclastic rocks of the Mitu Group. No intrusive rocks have been noted in the area to date.

The  mineralized   quartz-barite   vein  is  hosted  in  fault  gouge  and  dips
approximately 45(0) toward the northeast and crosscuts foliated slate and mudstone. The zone is exposed in 10 historic mine workings consisting of underground adits, open cuts and prospect pits, where the vein was extracted by artensanal miners.

Historic underground workings occur 500m to the southeast of the East Cocha Zone with the intervening area masked by glacial alluvial cover. The zone projects beneath soil cover to the northwest. Surface exploration is planned along the 2km projected strike length target. Detailed structural geologic mapping,


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News Release                                                     Ocotber 4, 2007
Amera Resources Corproation                                               Page 2
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trenching,  soil geochemistry and induced  polarization (IP) surveys are planned
to  delineate  the  buried  extensions  and  to  identify   additional  parallel
structures.

An additional 41 rock chip samples have been collected in addition to the previously reported 13 rock samples ranging from grab samples to 10m chip samples. Gold values from the zone range from <0.05 ppm to 22.0 g/t, over 0.6m, and average 2.6 g/t (see Table 1). Silver values range from <0.2 to 329 g/t, over 2.1m, and average 35.7 g/t. Copper values range from 40 ppm to 66,800 ppm (6.68%), over 0.35m, and average 10,947 ppm (1.01%). A program of additional rock and soil sampling is underway to further delineate the mineralization and locate drill targets. In addition an access road is being constructed to facilitate trenching and eventual drill testing of the East Cocha Zone.

ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada, performed analyses for the samples reported herein. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

         "Nikolaos Cacos"
____________________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the world: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 20

News Release                                                     Ocotber 4, 2007
Amera Resources Corproation                                               Page 3
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              TABLE 1: ROCK SAMPLE HIGHLIGHTS FROM EAST COCHA ZONE

                                                   SAMPLE
  SAMPLE NUMBER        EASTING      NORTHING        TYPE        WIDTH       GOLD        SILVER      COPPER       COPPER
                         (M)           (M)                       (M)        (G/T)       (G/T)        (PPM)         (%)

     426134             501026       8672705       channel       0.60       22.00        16.2       36,800        3.68
    426102-03           500921       8673025       channel       1.20        4.58         8.2        2,299        0.23
     426139             501032       8672641       channel       0.15        9.39         7.9          657        0.07
    426137-38           501055       8672610       channel       1.00        8.56        95.7       35,725        3.57
     426119             500953       8672823         grab         NA         7.27       122.0       36,500        3.65
     426133             501025       8672705       channel       0.30        4.80         6.5        5,990        0.60
426104, 426113-16       500957       8672826       channel       1.90        3.13        60.0       26,996        2.70
    Including                                                    0.35        3.88       151.0       66,800        6.68
    426129-31           500957       8672821       channel       0.40        1.82         4.3        4,146        0.41
     426105             501025       8672705       channel       0.80        2.21         6.9       18,100        1.81
     426106             500912       8673128       channel       0.65        1.49       128.0       30,500        3.05
     426110             500912       8673126       channel       0.55        1.09        56.8       22,400        2.24
     426126             501100       8672438       channel       2.10        0.72       329.0       28,900        2.89
     426121             501108       8672472       channel       1.60        0.74        33.6        2,670        0.27

*  Note 1 g/t = 1 ppm and 10,000 ppm = 1%



          FIGURE 1: EAST COCHA GOLD-COPPER-SILVER ZONE ASSAY HIGHLIGHTS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

 Omitted graphic may be viewed at the Company's website: www.ameraresources.com

Omitted graphic is:  A diagram entitled:  East Cocha Zone
                                         Trenching Results
                                        Cocha Property, Peru
                                           October 1, 2007

Prepared by Amera, showing a vein of the East Cocha property and stating where certain holes are drilled and the gold and copper values.